Filed by Ventoux CCM Acquisition Corp.

pursuant toRule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: E La Carte, Inc. (dba Presto)

Commission File No.: 001-39830

TRANSCRIPT

Presto CEO Rajat Suri on the SPAC Insider Podcast

August 31, 2022

Nick Clayton:

Hello, and welcome to another SPAC Insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. I'm Nick Clayton, and this week, my colleague Marlena Haddad and I will be speaking with Rajat Suri, founder and CEO of Presto.

Presto entered into a $634 million combination agreement with the Ventoux CCM Acquisition Corp in November of last year. If you've ordered a fast food meal using a smart touch screen or talking to a voice AI recently, there's a good chance Presto made that order happen. The company's developed both hardware and software that served to automate quick service ordering and account some of America's biggest fast food chains among its clients. Raj talks about how Presto plans to expand within its clients' chains and what the future of automated restaurants will look like. He also speaks about how Presto and Ventoux have ridden out the difficult market conditions and why Presto could serve as a hedge stock against inflation once the deal closes. Take a listen.

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So Raj, I just wanted to start at the beginning a little bit. It was 2008. You were a co-founder at Lyft. When you turned to the restaurant automation space with Presto, what first caught your eye in that new sector for you?

Rajat Suri:

Yeah, I think there was a couple things that caught my eye. One was the space was so large, right? It's large, and, I would say, fertile for innovation. Restaurants are a big part of everyone's life. Going out to eat and breaking bread with family and friends and people you've never met before, even. It's such a core part of human culture and the way we live and it hasn't really moved forward, especially at that time, 2008, hadn't moved forward really at all, and just seemed very antiquated, especially compared to other parts of our lives. Our work lives were getting better much faster. Our private lives were advancing much faster as well with the iPhone and the new consumer innovations, but restaurants were this core part of our lives that really had not transformed. For me, the combination of having a large space and one that was very far behind was an exciting opportunity as an entrepreneur to make transformational change.

Nick Clayton:

It's been a while since then. I mean, especially technologically, but I imagine right now is just a fascinating time for automation in this space, just given the twin factors that we're having, the post pandemic rebound and also labor shortages in that sector. So, how much urgency are you really feeling from your clients this moment, and how is timing really kind of a factor right now?

Rajat Suri:

The pandemic was a weird situation where labor got much worse, but it was actually just accelerating a trend that was already happening for many years before that, that was not as much in the public eye. Labor was getting worse and worse throughout the 2010s, I would say, but when I started the company, it was taboo to even talk about labor in a meeting with a restaurant executive. No one would want to talk about it, and people would be like, "Yeah labor is important, but I really care about these other things." Sales was a big thing, et cetera. As the decade progressed, labor increasingly went from a third order, fourth order topic to number one. This is the main reason I want technology in my stores. And for me when I started the company, the main reason I started the company was to deliver a better consumer experience and a better end user experience because I was an end user.

So I empathized with the end user the most, but the longer I ran the company, the more I realized that the executives really care about labor, especially given, we were at full employment for at least five years there. I think in the second term of Obama, we've kind of hit full employment and that continued all the way to the pandemic. Since the pandemic, all people predicted that when the pandemic would end, the labor shortage would end. But I knew that wasn't the case because I knew this was a pre pandemic crisis that would only get worse because of all the people in the pandemic who had either left the workforce, plus you had two or three million immigrants not coming to the country in that time, if you combine those things, plus the birth weights are getting slower and slower, you have a lot of macro factors that result in the long term labor shortage.

So, the switch that flipped in restaurant leaders' head is that they realize that labor is not a short-term flash in the pan. The issue is a long-term issue. And the only way to battle it long term is automation. There's no other way. And especially nothing that's in their control. They can't control macro factors, but they can control what kind of technology they put in their stores. So, we're seeing what I would describe as an arms race in the industry to who can automate the fastest and who can deliver the best guest experience with the highest upsell rates for the lowest cost and the most labor efficiency.

Marlena Haddad:

Right. And you divide your products into the senses customers use to interact with them in terms of touch, vision, and voice. And I think most people are familiar with touch screens and hospitality and restaurants, but you view voice as being the biggest growth opportunity at the moment. Why is that?

Rajat Suri:

Look, I think voice is a big opportunity because I think we already had some large roll outs in that space. And so we're seeing acceleration and growth in the voice AI space. We see computer vision as also being a very important growth area. There's a lot of growth. We've signed more deals for computer vision than for voice, actually. But with voice AI, we have more announced roll outs. So, I think both those technologies are growing quickly because restaurants realize they're more reliant on the drive through than ever before. It's not a channel that's going away. It's 70% of their business. That's a big part of the business. Even an incremental change would be worthwhile pursuing for them, but we're talking about a transformational change to their number one sales channel. So this is why it becomes their top priority to focus on.

Marlena Haddad:

Got it. And then in terms of your revenue, you split that into money you're making from the customer being on the platform versus transaction revenue. And you're expecting that platform revenue to grow much faster through 2023. What is the reason behind that?

Rajat Suri:

Yeah, I think the reason is that most of our revenue going forward is going to come from the platform line versus transactions. And this is just a function of how our business is built. We typically charge SAS fees for our product. As we onboard several of the brands that we've signed this year to roll them out to all their stores, we're going to see a huge increase in the platform revenue going to next year.

Nick Clayton:

Yeah, that's really what I wanted to get into next in terms of just the clients that you've lined up recently. You have some of the US' largest fast food chains among your clients. And so in terms of what you've been able to strike with them so far, I guess, how broad are those contracts and what is your strategy in terms of growing within those chains?

Rajat Suri:

Yeah, I mean, when we work with a chain, we can either work with the franchisees or the corporate or both. Typically, we would sign an MSA with a large corporate customer that would give us the rights to work with their franchisees. And the corporate group would either make it mandatory or highly encourage franchisees to adopt the solution. And franchisees are often the ones clamoring for it because they're the ones hurt most by labor. I mean, the way franchisee economics work is that they're operating the stores and they have to give small percentage, anywhere from 4% to 8% of the top line to the corporate group. And then they're responsible for making as much margin as they can. And every dollar that they spend comes out of their pocket. So, labor is a direct threat to the franchisee business model, even more so than corporate. So, franchisees are the ones we're actively pulling for these solutions. And so we tend multiyear agree agreements with both corporate and franchise groups to deploy our solutions to their drive thru’s or dining groups.

Nick Clayton:

Yeah, it's interesting. I would've guessed thatactually you'd see a little bit more resistance in some cases from the franchisees, just because they tend to not always love what's coming down the pike from up above, from corporate, but it's interesting that they seem to be seeing some of the bigger pain points as well.

Rajat Suri:

Yeah. I mean, the ROI for our solutions is really tangible and very visible and that drives a lot of adoption for the solutions.

Nick Clayton:

And I was interested in just getting to the, I guess, the consumer side of the experience in terms of interacting with your platform and some of the efficiencies that you've been able to find there. I mean, I'm sure everybody on the planet has gotten the wrong order at some point in time, but looking at your materials, I was struck by how much your automated services have been able to find and eliminate errors and waste just through the general operations process. Can you get into some of those efficiencies? And there were some in there that I think most people wouldn't think of. What are some of the ones that stand out that you've been able to achieve by getting some more automation into these QSR restaurants?

Rajat Suri:

Yeah, that's the great thing about automation is that the benefits are not just the labor savings. They're also higher sales because the system never forgets to upsell. It's also more accurate orders, which means less waste, less refunds or less wasted labor time in remaking food. There's also more data capture from automation and technology in these restaurants. So there's a lot of benefits that go way above the just labor savings.

And that's why it really is a 10x better solution than the current model of relying on low wage labor, who has 10 other things to do. And you're talking about these staff members who are very busy and they're dealing with a lot of things and they have other job opportunities, so they can take on... So, restaurants want to actually make that job more pleasant so you can get higher quality people who want to take those jobs. They can do a better job at the work they have on their plate, and you don't need as many of those people. You can have better people making more money and doing more work, if you have tools to help make them more productive.

Marlena Haddad:

Definitely. And then just going off of that, we see automated customer service and more sectors than just hospitality and restaurants. So what other sectors do you think holds some promise and which do you see as being trickier in terms of the practicalities of that?

Rajat Suri:

Yeah. Good question. Look, I think a lot of physical industries are going to automate, I think almost all of them will, and the ones that are going to automate the fastest are the ones with the most expensive labor or the labor is the highest percentage of their cost. So I think healthcare is going to automate quite a bit. Healthcare is just 70% of their costs of labor. They're going to be adopting a lot more tools on technology across the board. You're going to see hospitals become like mini Silicon Valleys from some perspective, where they're going to have a ton of different of these tools like voice AI, computer vision. Hotels have already started going in that direction. Cruise ships have been going in that direction. Casinos are already very tech forward from many perspectives. Stadiums are going in this direction. Retail is going in this direction.

You're seeing the cashier-less checkout store become more and more prevalent. There’s a number of interesting startups in that space as well. So basically everything that requires everything in the real world is going to have a high degree of automation associated with it. I mean, trucking, you're seeing, of course, this with self-driving cars and things like that. There's a drive to automate across the board. Who gets there first is going to really depend on the combination of how difficult the automation is. Robotics is often seen as the prototypical automation solution, but it can be very difficult to implement, but you're going to see more robots out there for sure. I mean, some of our customers like Chili's actually have waiter robots now. I think they're right. I think more and more people are going to start adopting these solutions.

Marlena Haddad:

And you mention in your materials that you've expanded internationally through Red Lobster locations so far. What other international opportunities do you see out there?

Rajat Suri:

Yeah, so I mean, the trend of labor shortages are prevalent throughout the developed world, especially in Europe, but also Canada, Australia, those types of places. Japan obviously has had major problems for many, many years. And they've automated pretty rapidly. I mean, the sushi conveyor belt idea comes from them for a reason. That is the overall macro trend. So we see all these types of developed countries who have labor shortages as prime territories for Presto. However, I will say the US market is so massive. It's hard to even think about something else because they're talking about several billion dollars in annual recurring revenue just here in the US. So I can't see us prioritizing international too much over the next few years, just because there's so much low hanging fruit here.

Marlena Haddad:

And in terms of integrating your products into new locations, what kind of investment does that typically entail for the restaurant? And have you found that your products are a better fit for new builds or existing locations that are being renovated?

Rajat Suri:

Yeah. We focus our products on existing footprints because renovation, who knows how long that will take? There's a real time lag, right? I think that overall, our systems are made to be very easy to install into an existing drive thru or dining room without much construction or expensive rework or wiring or anything like that. There was a concept for the tablet on the table back in the day. There was a concept of basically rewiring every table to put computers on the table and installed touch screens in the table. And that was a big thing back 10 years ago. And there were several startups in that space and they all kind of went nowhere. It's just not practical.

Nick Clayton:

Yeah, totally. And so moving over to the SPAC side of things, just for a bit. How did your team come around to the decision, but now was a good time to go public. And how did that process lead you to a SPAC deal?

Rajat Suri:

Yeah. So look, we work with large public companies and they like to work with counterparties who are mature and companies that have seen a thing or two that have stable financials, well capitalized companies. So for us, going public was always a long term strategy. It was even before the SPAC explosion in 2021. So we were always looking for a way to go public as soon as we could. We always thought we were a better fit for the '90s, where in the '90s, it was much easier to go public when you're an earlier stage company. But when the opportunity came and we had multiple SPAC bidders, we were excited to go down the path and think we picked a good SPAC sponsor who really understood our space, but also understood how to navigate all the pitfalls associated with going public. So yeah, I think it's been a journey for sure. Overall, we're excited that it's nearing its end and get a chance to focus on the next phase.

Nick Clayton:

And you mentioned the journey aspect of it, because it has been a challenging market across the SPAC space and even Invent 2 CCM, your SPAC partner did end up striking a portion of the deal in the interim. And so how do you feel about how the transaction came out of that process and was it sort of a surprise step or were you just feeling the shifting winds of the market as well? And just generally, how did that all come about?

Rajat Suri:

Yeah, mean we knew the markets were overheated in 2021. It was not a secret to anyone. And we knew that I think we could ride the tailwind of the SPAC... I would say oversupply back in 2021 and some great offers that we could take advantage of. And I think we found a good partner and we negotiated fair terms from them. And I think everyone is going to be a happy winner when it comes to this deal. From our perspective, look, I think it was only a matter of when the markets would kind of correct. So it wasn't a big secret. I would say that we saw this coming. And so when it happened, I think we dealt with it very well. We made the necessary corrections to the deal and to account for the new environment. We also changed our projections and I think we added more money to the pipe so we can account for a larger number of redemptions.

And ultimately I think we handled the waters pretty well, but what underpins it is that I think our business is doing well. And in any capital market situation, in fact, in some ways our business is doing better than ever. I mean, we're doing better than when even we signed the initial SPAC deal. And that has really helped, I think matters as well. I mean, the truth is that for a lot of investors we're seen as a hedge against inflation because we help combat wage inflation. And so that's why we tend to go faster relative to other companies in these types of markets. So I think that's helped us navigate this whole choppy capital market environment, which we all saw coming.

Nick Clayton:

Yeah, yeah, definitely. But I guess, I mean just sticking with deal making. I guess, a more forward looking stance is that M&A becomes a lot easier once you're a public list of company and you presentation points out that's something that's of interest for Presto. What are the sorts of things that you'd be looking to add through M&A and how do you think you plan to approach that?

Rajat Suri:

Yeah, that's a great question. I mean, it definitely makes us more attractive to potential targets. We plan to announce some deals this year. We're talking to several. There's a lot of great companies out there that could accelerate our growth. And so that's a big benefit of going public. I think it's good for talent as well to see that we're a stable public company. So yeah, we're excited for the M&A piece and it's going to bolster our growth for the next couple years.

Marlena Haddad:

And being publicly listed certainly comes with a lot more paperwork. But what are some of the things that you're looking forward to being easier as a public company?

Rajat Suri:

Yeah, I think some these M&A conversations like pricing. People's stock when you're hiring talent, I think is a bit easier, although it could be harder depending on how the stock performs. I think also conversations, it’s already easier to have conversations around Presto's financials, because you're like, "Hey, you can just check the website." You can just check the CC website to know what our financials look like. So I think that part is actually easier. I think being public suits Presto, just from a operating model perspective, like we work on advanced technology. There's not a lot of competition in our market necessarily because most other companies are much smaller or much bigger. And there's not really anyone really in our sweet spot who does a kind of variety of things we do. I think it makes sense for us to be a public company in that respect. And I think the access to capital also gets a little bit easier depending on how you navigate it.

Marlena Haddad:

Definitely. And what is the most exciting technological addition that you're looking forward to with your platform? Are you planning to add any new senses?

Rajat Suri:

Smell or something? And I think taste, I think we would love to, I think we're not there yet on the technology front. I think you need some chemical advancements for those. No, I think we're planning to bolster touch, vision, and voice as much as possible. There's a lot of room to grow within these areas. It's really exciting to see the interplay between the different senses, too, the touch, vision, and voice. You could actually develop some really compelling products like our next generation touch product, for example, has voice AI built to do it. So you're at a table, you're a dining room. And if you want another beer, you don't have to even wait for the waiter. You don't have to hunt and type on the touchscreen. You just say it. "I'd like another Bud." Right? And, "Hey, Presto, I'd like another bud." And someone can bring over a beer to you.

That type of experience when you combine the touch and the voice, or if you combine the touch and the vision, where the vision can alert the waiter or the kitchen that it has been 10 minutes since you order and your food didn't come, that ensure that someone takes care of that. Or if you raise your hand and you want attention and somebody immediately notices because the vision systems are around, these are very powerful combinations that no one else really has. And so we're excited to be able to be the first, to be the best at implementing the suite of solutions.

Nick Clayton:

Yeah. Great. Well, exciting times to come. I know that your vote is coming up. So just before I let you go, I mean, you let our listeners know just what to look for in terms of the near-term timeline for you guys and when they're going to see that exciting symbol switch and then what it's looking like for you for the rest of the year.

Rajat Suri:

Look, I think we're looking at a September timeframe. The deal is, at this point, basically done. Looking at the shareholder vote, just paperwork at this point. And I think we're going to be excited to celebrate this milestone and then work hard for building a great business for the next few years. I think there's a lot of great things that are in motion right now that we plan to announce as well. So there's going to be a lot of announcements to come. Yeah. I mean, I think it's a really exciting time for this industry. The tailwinds have never been stronger. We're excited to be partnering with folks in the public markets to take this company to where it needs to be.

Nick Clayton:

Great. Well, we're excited to see it too. Thanks so much for being on Raj.

Rajat Suri:

Thanks guys. Really appreciate you having me.

Additional Information and Where to Find It

In connection with the proposed business combination involving Ventoux and Presto, Ventoux has filed a registration statement, which includes a proxy statement/prospectus, with the SEC, and after the Registration Statement was declared effective on August 12, 2022, Ventoux mailed a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders. This transcript is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PRESTO, VENTOUX, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the proposed business combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Ventoux upon written request at Ventoux CCM Acquisition Corp., 1 East Putnam Avenue, Floor 4, Greenwich, CT 06830.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Ventoux, Presto, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed business combination under the rules of the SEC. Information about Ventoux’s directors and executive officers and their ownership of Ventoux’s securities is set forth in filings with the SEC, including Ventoux’s proxy statement/prospectus.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services and expectations regarding the proposed business combination between Presto and Ventoux; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Ventoux’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Ventoux, Presto, the Company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Ventoux or Presto; (4) the inability of Presto to satisfy other conditions to closing; (5) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations of Presto as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Presto and the Company (including the effects of the ongoing global supply chain shortage); (10) Presto’s limited operating history and history of net losses; (11) Presto’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Presto’s customers; (12) costs related to proposed business combination; (13) changes in applicable laws or regulations; (14) the possibility that Presto or the Company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Presto’s estimates of expenses and profitability; (16) the evolution of the markets in which Presto competes; (17) the ability of Presto to implement its strategic initiatives and continue to innovate its existing products; (18) the ability of Presto to adhere to legal requirements with respect to the protection of personal data and privacy laws; (19) cybersecurity risks, data loss and other breaches of Presto’s network security and the disclosure of personal information; and (20) the risk of regulatory lawsuits or proceedings relating to Presto’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Ventoux and Presto or the date of such information in the case of information from persons other than Ventoux and Presto, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Presto’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Contact

For Presto:

Rajul Misra

VP of Marketing, Presto

+1 (408) 659-6825

media@presto.com

Ryan Gardella & Michael Bowen

Investor Relations

investor@presto.com